                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               -------------

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


          COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                              (Name of Issuer)

              NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                (Translation of Name of Issuer Into English)

                           Class D Common Shares,
     Nominal Value Bs. 36.90182224915 Per Share (the "Class D Shares")
               American Depositary Shares, Each Representing
                     Seven Class D Shares (the "ADSs")
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                P3055Q103 (Class D Shares); 204421101 (ADSs)
-------------------------------------------------------------------------------
                               (CUSIP Number)

     Barry J. Sharp, Senior Vice President and Chief Financial Officer, The AES Corporation 1001 North 19th Street Arlington, Virginia 22209;
                            Tel: (703) 522-1315

                                  COPY TO:

   William R. Luraschi, Vice President and Secretary, The AES Corporation 1001 North 19th Street Arlington, Virginia 22209; Tel: (703) 522-1315

-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               JUNE 21, 2001
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [ ].

-------------------------------------------------------------------------------

CUSIP NO.P3055Q103 (Class D Shares)            13D                 PAGE 2
204421101 (ADSs)
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         The AES Corporation
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO, AF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF       7  SOLE VOTING POWER           Class D Shares:  64,000,524
   SHARES                                        ADSs:  1,000
 BENEFICALLY    ---------------------------------------------------------------
  OWNED BY        8  SHARED VOTING POWER         Class D Shares:  None
  REPORTING                                      ADSs:  None
 PERSON WITH    ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER      Class D Shares:  64,000,524
                                                 ADSs:  1,000
                ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                 ADSs:  None
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class D Shares: 64,000,524
         ADSs: 1,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding
         (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)         13D              PAGE 3
204421101 (ADSs)
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         AES Channon Holdings B.V.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO, AF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         The Netherlands
-------------------------------------------------------------------------------
  NUMBER OF       7  SOLE VOTING POWER            Class D Shares:  64,000,524
   SHARES                                         ADSs:  1,000
 BENEFICALLY    ---------------------------------------------------------------
  OWNED BY        8  SHARED VOTING POWER          Class D Shares: None
  REPORTING                                       ADSs:  None
 PERSON WITH    ---------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER       Class D Shares:  64,000,524
                                                  ADSs:  1,000
                ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER     Class D Shares: None
                                                  ADSs:  None
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class D Shares: 64,000,524
         ADSs: 1,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding
         (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)        13D               PAGE 4
204421101 (ADSs)
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporacion EDC, C.A.
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO, WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Venezuela
-------------------------------------------------------------------------------
  NUMBER OF      7 SOLE VOTING POWER           Class D Shares:  64,000,524
   SHARES                                      ADSs:  1,000
 BENEFICALLY     --------------------------------------------------------------
  OWNED BY       8 SHARED VOTING POWER         Class D Shares:  None
  REPORTING                                    ADSs:  None
 PERSON WITH     --------------------------------------------------------------
                 9 SOLE DISPOSITIVE POWER      Class D Shares:  64,000,524
                                               ADSs:  1,000
                 --------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER    Class D Shares:  None
                                               ADSs:  None
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class D Shares:  64,000,524
         ADSs: 1,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding
         (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)        13D               PAGE 5
204421101 (ADSs)
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Inextel, C.A.
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY
-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                           [ ]
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Venezuela
-------------------------------------------------------------------------------
  NUMBER OF       7 SOLE VOTING POWER           Class D Shares:  63,999,524
   SHARES                                       ADSs:  None
 BENEFICALLY     --------------------------------------------------------------
  OWNED BY        8 SHARED VOTING POWER         Class D Shares:  None
  REPORTING                                     ADSs:  None
 PERSON WITH     --------------------------------------------------------------
                  9 SOLE DISPOSITIVE POWER      Class D Shares:  63,999,524
                                                ADSs:  None
                 --------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class D Shares: 63,999,524
         ADSs: None
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [ ]
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.6% (the 63,999,524 Class D Shares represent approximately 14.6%
         of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)             13D          PAGE 6
204421101 (ADSs)
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Servicios EDC, C.A.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         AF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Venezuela
-------------------------------------------------------------------------------
  NUMBER OF      7      SOLE VOTING POWER          Class D Shares:  1,000
   SHARES                                          ADSs:  1,000
 BENEFICALLY    ---------------------------------------------------------------
  OWNED BY       8      SHARED VOTING POWER        Class D Shares:  None
  REPORTING                                        ADSs:  None
 PERSON WITH    ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER     Class D Shares:  1,000
                                                   ADSs:  1,000
                ---------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER   Class D Shares:  None
                                                   ADSs:  None
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class D shares: 1,000
         ADSs: 1,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 0.1% (the 1,000 Class D Shares and 1,000 ADSs represent less than 0.1% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)            13D          PAGE 7
214421101 (ADSs)
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Onapo, C.A.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         AF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Venezuela
-------------------------------------------------------------------------------
  NUMBER OF      7  SOLE VOTING POWER           Class D Shares:  1,000
   SHARES                                       ADSs:  1,000
 BENEFICALLY    ---------------------------------------------------------------
  OWNED BY       8  SHARED VOTING POWER         Class D Shares:  None
  REPORTING                                     ADSs:  None
 PERSON WITH    ---------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER      Class D Shares:  1,000
                                                ADSs:  1,000
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Class D Shares:  1,000
       ADSs:  1,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Less than 0.1% (the 1,000 Class D Shares and 1,000 ADSs represent less than 0.1% of the total Class D Shares outstanding (including
       Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to:

         (a)      Class D shares ("Class D Shares") nominal value Bs.
                  36.90182224915 per share of Compania Anonima Nacional Telefonos de Venezuela ("CANTV" or the "Issuer"), and

         (b) American Depositary Shares ("ADSs") of the Issuer, each ADS representing seven Class D Shares.

         The Issuer has its principal offices at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued under a Deposit Agreement dated as of September 10, 2000, as amended, among the Issuer, Bank of New York, as depositary (the "Depositary"), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 101 Barclay Street, 22nd Floor, New York, New York, 10289.

Item 2.  Identity and Background.

         This statement is being filed jointly by:

         (a) The AES Corporation ("AES"), a corporation incorporated under the laws of the State of Delaware;

         (b) AES Channon Holdings B.V. ("Channon"), a company organized under the laws of The Netherlands and a wholly owned subsidiary of AES;

         (c) Corporacion EDC, C.A. ("CEDC"), a company organized under the laws of Venezuela of which Channon owns approximately 87% of the outstanding ordinary shares;

         (d) Inversiones Inextel, C.A. ("Inextel"), a company organized under the laws of Venezuela and a wholly owned subsidiary of CEDC;

         (e) Servicios EDC, C.A. ("Servicios"), a company organized under the laws of Venezuela and a wholly owned subsidiary of CEDC; and

         (f) Inversiones Onapo, C.A. ("Onapo"), a company organized under the laws of Venezuela and a wholly owned subsidiary of Servicios.

         AES, Channon, CEDC, Inextel, Servicios and Onapo are collectively called the "Reporting Persons" and, individually, a "Reporting Person."

         AES develops, owns and operates electric power generation and distribution facilities in the United States and abroad. AES has grown steadily since its founding in 1981 to become the world's largest independent power company with operations throughout North America, South America, Europe and Asia. The address of AES's principal business and principal office is 1001 North 19th Street, Arlington, Virginia, 22209.

         Channon is a holding company whose assets include 87% of the outstanding ordinary shares of CEDC. The address of Channon's principal business and principal office is Drentestraat 24, 1083 HQ, Amsterdam, The Netherlands.

         CEDC primarily holds interests in companies dedicated to the production and distribution of electricity, telecommunications and distribution of natural gas. The address of CEDC's principal business and principal office is Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

         Inextel is a holding company whose assets consist of the Inextel Class D Shares (as defined in Item 3) and 136 shares of VenWorld (as defined in Item 3). The address of Inextel's principal business and principal office is Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

         Servicios is a holding company whose assets consist of the stock of a number of companies controlled by CEDC, including Onapo. The address of Servicios' principal business and principal office is Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

         Onapo is a holding company whose assets consist of the Onapo Class D Shares and the Onapo ADSs (each as defined in Item 3). The address of Onapo's principal business and principal office is Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

         The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto.

         None of the Reporting Persons, or, to the best of their knowledge, any of the persons listed on Schedule A, have, during the past five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Inextel Class D Shares

         On June 21, 2001, Inextel acquired 63,999,524 Class D Shares (the "Inextel Class D Shares") pursuant to the exercise of its redemption rights, as a shareholder of VenWorld (as defined below), under an Association Agreement dated as of August 1, 1991, as amended (the

"Association Agreement"), among GTE Corporation, T.I. Telefonica de Espana, S.A., AT&T International Inc., C.A. La Electricidad de Caracas, S.A.I.C.A.- S.A.C.A and Consorcio Inversionista Mercantil Cima, C.A., S.A.C.A., S.A.I.C.A. Under the Association Agreement, any shareholder of VenWorld may, subject to certain conditions, require that VenWorld redeem all or part of the VenWorld shares held by such shareholder in exchange for VenWorld distributing to such shareholder its pro rata interest in the Issuer's Class A shares held by VenWorld. No cash consideration was used to acquire the Inextel Class D Shares.

         The Association Agreement sets forth certain rights and obligations with respect to the shareholders of VenWorld Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela, and a holder of Class A shares of the Issuer. In 1991, VenWorld acquired 40% of the outstanding share capital of the Issuer from the Government of Venezuela. Until earlier this year, this interest represented approximately 43% of the equity share capital of the Issuer. VenWorld holds its interest in the Issuer through the ownership of Class A shares of the Issuer.

         In accordance with the Issuer's bylaws, the Class A shares received by Inextel on the exercise of its redemption rights automatically converted into Class D Shares of the Issuer. Inextel continues to hold 136 shares of VenWorld which may, subject to the provisions of the Association Agreement, be redeemed at the option of Inextel for 476 Class A shares of the Issuer.

Onapo Class D Shares

         On May 14, 2001, Onapo acquired 1,000 Class D Shares (the "Onapo Class D Shares") for Bs.2,250,000 in cash, or Bs.2,250 per share, using funds acquired from CEDC's working capital.

Onapo ADSs

         On May 14, 2001, Onapo acquired 1,000 ADSs (the "Onapo ADSs") for $22,000 in cash, or $22 per ADS, using funds acquired from CEDC's working capital.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired beneficial ownership of the Inextel Class D Shares because they considered that it was preferable to own directly this interest in the Issuer.

         The Reporting Persons may, subject to applicable law, directly or through its affiliates, make additional purchases of Class D Shares or ADSs or other securities of the Issuer either in the open market, in private transactions or otherwise depending on such factors as the Reporting
Persons may deem relevant at the time, including, among others, the Issuer's business, prospects, financial and other condition, the market and prices for such securities, the availability of funds for such purchases, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic and other conditions, including conditions in the Republic of Venezuela, stock market conditions and other future developments. Depending on similar factors, the Reporting Persons may decide to sell all or part of the Class D Shares or ADSs held or hereafter acquired, or may decide to retain such shares and ADSs. In addition, the Reporting Persons may decide to redeem its remaining interest in VenWorld.

         AES intends to review its investment in the Issuer on a continuing basis and may directly or through its affiliates engage in discussions with the Issuer or shareholders of the Issuer or VenWorld concerning the business, operations, prospects and future plans of the Issuer and the Reporting Persons' investment in the Issuer. The Reporting Persons reserve the right to change their purpose in respect of the Class D Shares and ADSs, and take such actions as they deem appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

         Except as indicated above, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto, have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) AES, Channon and CEDC beneficially own 64,000,524 Class D Shares and 1,000 ADSs respectively (being the Inextel Class D Shares, the Onapo Class D Shares and the Onapo ADSs). Each ADS represents seven Class D Shares. The Reporting Persons calculate that such 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total number of outstanding Class D Shares (including Class D Shares represented by ADSs), or approximately 6.9% of the total number of shares of capital stock of the Issuer.

         Inextel beneficially owns 63,999,524 Class D Shares (being the Inextel Class D Shares). The Reporting Persons calculate that such 63,999,524 Class D Shares represent approximately 14.6% of the total number of outstanding Class D Shares (including Class D Shares represented by
ADSs), or approximately 6.9% of the total number of outstanding shares of capital stock of the Issuer.

         Servicios and Onapo beneficially own 1,000 Class D Shares and
1,000 ADSs respectively (being the Onapo Class D Shares and the Onapo ADSs). The Reporting Persons calculate that such 1,000 Class D Shares and 1,000 ADSs represent less than 0.1% of the total number of outstanding Class D Shares (including Class D Shares represented by ADSs), and less than 0.1% of the total number of outstanding shares of capital stock of the Issuer.

         According to the Issuer's report on Form 20-F filed with the Securities and Exchange Commission on May 25, 2001, as of April 30, 2001, the Issuer had 926,037,385 shares of capital stock outstanding, of which approximately 373,845,612 were Class D Shares (including Class D Shares represented by ADSs). In calculating the percentages above, the Reporting Persons have assumed that the total number of shares of Issuer capital stock remains at 926,037,385, and have adjusted the number of Class D Shares and Class A shares outstanding for the redemption by Inextel of its interest in VenWorld. See Item 3. The Reporting Persons understand that certain other shareholders of VenWorld have redeemed their interest in VenWorld in exchange for Class A shares of the Issuer. However, the Reporting Persons have not made any adjustments to the numbers of Class D Shares or Class A shares outstanding which may have changed as a result of such redemptions.

         To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto beneficially owns any Class D Shares or ADSs except as set forth on such Schedule.

         (b) The Reporting Persons have, and, to the best of the Reporting Persons' knowledge, the persons listed in Schedule A hereto as beneficially owning the shares specified, have, the sole power to vote, and the sole power to dispose of, such shares owned beneficially by them.

         (c) In the past sixty days from the date of this Statement, none of the Reporting Persons, nor any of the persons listed on Schedule A, acquired Class D Shares and ADSs, except as follows:


Entity        Date            Number of Class D   Price Per              Place and Manner
Effecting     of              Shares or           Class D                of
Transaction   Transaction     ADSs Involved       Share or ADS           Transaction
-----------   -----------     -------------       ------------           -----------
Inextel       June 21, 2001   63,999,524          N/A                    Redemption of interest in
                              Class D Shares                             VenWorld for Class D
                                                                         Shares (See Item 3)

Onapo         May 14, 2001    1,000 Class         Bs. 2,250 per share    Purchase in an open
                              D Shares                                   market transaction
                                                                         effected on the Caracas
                                                                         Stock Exchange

Onapo         May 14, 2001    1,000 ADSs          $22 per ADS            Purchase in an open
                                                                         market transaction
                                                                         effected on the New York
                                                                         Stock Exchange

         (d) The Class D Shares held by Inextel are currently pledged to the lenders under a loan agreement. In the event of a sale of such shares, the proceeds therefrom must be used to repay the outstanding amount under such loan agreement. Except as set forth herein, no person (other than those identified above) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class D Shares and ADSs listed above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

         The Association Agreement provides that all decisions of VenWorld relating to the operations of VenWorld and the Issuer will be decided by consensus of the shareholders of VenWorld, provided that if no consensus is reached, the views of investors holding a majority of the ownership interests in VenWorld will prevail, provided that resolutions on the following matters require the affirmative vote of shareholders of VenWorld holding at least 66-2/3% of VenWorld: (i) dissolution or liquidation of VenWorld or the decision of VenWorld to support the dissolution or liquidation of the Issuer; (ii) change in the corporate purpose of VenWorld or the decision of VenWorld to support a change in the corporate purpose of the Issuer; (iii) any merger or consolidation involving VenWorld or the decision of VenWorld to support any merger or consolidation involving the Issuer; (iv) sale or transfer of all or substantially all the assets of VenWorld or the decision of VenWorld to support the transfer of all or substantially all of the assets of the Issuer; (v) increase or decrease in the capital of VenWorld, or the decision of VenWorld to support an increase or decrease in the capital of the Issuer or to subscribe to any such increase; (vi) fixing of the general dividend policy of VenWorld, or the decision of VenWorld to support a particular general dividend policy of the Issuer; (vii) the incurrence by VenWorld of any indebtedness outside the ordinary course of business, or the decision of VenWorld to support the incurrence by the Issuer of indebtedness outside the ordinary course of business; (viii) any amendment to the Charter and bylaws (estatutos) of VenWorld; (ix) investment of VenWorld's funds in another entity or business or the decision of VenWorld to support the investment of the Issuer's funds in another entity or business; (x) authorizing any issuance, sale, purchase or redemption of VenWorld's equity securities or a decision of VenWorld to support the Issuer's authorizing any issuance, sale, purchase or redemption of the Issuer's equity securities; (xi) entry into any new line or field of business, other than related to telecommunications, or the discontinuance of any line or field of business, or a decision of VenWorld to support the Issuer's entry into any new line or field of business, other than related to telecommunications, or the discontinuance of any line or field or business; and (xii) appointment of auditors or VenWorld's decision to support a proposal by the Issuer to appoint auditors.

         The Association Agreement also contains provisions providing for the election of directors of VenWorld and the Issuer. Pursuant to those provisions, representatives of CEDC currently serve as a director and such director's alternate on the Board of Directors of the Issuer.

         Under the Association Agreement, every shareholder of VenWorld holds a pro rata right of first refusal with respect to any transfer of VenWorld shares by another shareholder of VenWorld. If the right of first refusal is not exercised, the shareholder of VenWorld who intends to transfer VenWorld shares may, subject to the provisions of the Association Agreement, including a provision requiring unanimous approval by the shareholders of VenWorld, which approval may not be unreasonably withheld, transfer such shares to a third party. Each shareholder of VenWorld may redeem all or part of its VenWorld shares in exchange for such shareholder's pro rata interest in the Class A shares held by VenWorld, provided that any shareholder of VenWorld wishing to exercise such redemption option must offer to sell the Issuer shares so redeemed to the other shareholders of VenWorld (who have a pro rata right to acquire such shares) at a price equal to 95% of the average market price for the shares of the Issuer during a period established under the Assocation Agreement.

         The foregoing summary of the provisions of the Association Agreement is qualified in its entirety by reference to the provisions of the Association Agreement which is attached as Exhibit 1.1 to this Schedule 13D.

         On May 28, 2001, the Comision Nacional de Valores de Venezuela (the "CNV") issued an order to the effect that acquisitions of shares of the Issuer pursuant to the redemption provisions of the Association Agreement are subject to Venezuelan tender offer regulations. Among other things, these regulations specify that acquisitions of 10% or more of the capital of a listed company in Venezuela (such as the Issuer) must be made through a public tender offer and that a controlling shareholder of a listed company in Venezuela may only acquire additional shares of such company pursuant to a public tender for at least 75% of the capital of such company. GTE Corporation has appealed this order of the CNV to the Venezuelan First Court on Administrative Matters (Corte Primera de lo Contencioso Administrativo). In addition, GTE Corporation has commenced an arbitration against, among others, C.A. La Electricidad de Caracas, S.A.I.C.A.-S.A.C.A. ("EDC") under the Association Agreement alleging breaches by EDC of its obligations under the Association Agreement, including breaches relating to the redemption of virtually all of Inextel's shares in VenWorld. See
Item 3.

         C.A. La Electricidad de Caracas, S A.I.C.A.-S.A.C.A. has entered into a letter agreement with Chase Securities, Inc., which provides for, among other things, in the event of a sale of the interest of VenWorld held by Inextel, or the Class D Shares received on redemption of such interest, a payment to be made to Chase Securities, Inc. based on the proceeds received upon such sale in excess of an agreed-upon amount.

         Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.      Description
-----------      -----------
1.1              Form of Association Agreement dated August 1, 1991, as amended.

1.2 Joint Filing Agreement, dated July 2, 2001 by and between The AES Corporation, AES Channon Holdings B.V., Corporacion EDC, C.A., Inversiones Inextel, C.A., Servicios EDC, C.A. and Inversiones Onapo, C.A.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 The AES Corporation

                                 By:   /s/ Barry J. Sharp
                                       ---------------------------------------
                                       Name:    Barry J. Sharp
                                       Title:   Senior Vice President
Date:  July 2, 2001                             and Chief Financial Officer

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          AES Channon Holdings B.V.

                                          By:   /s/ Steven P. Clancy
                                                -----------------------------
                                                Name:    Steven P. Clancy
                                                Title:   Director

Date:  July 2, 2001

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Corporacion EDC, C.A.

                                      By:   /s/ Steven P. Clancy
                                            -----------------------------
                                            Name:    Steven P. Clancy
                                            Title:   Chief Financial Officer
Date:  July 2, 2001

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Inversiones Inextel, C.A.

                                         By:   /s/ Steven P. Clancy
                                               -----------------------------
                                               Name:    Steven P. Clancy
                                               Title:   Director
Date:  July 2, 2001

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Servicios EDC, C.A.

                                           By:   /s/ Paul Hanrahan
                                                 -----------------------------
                                                 Name:    Paul Hanrahan
                                                 Title:   Director
Date:  July 2, 2001

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            Inversiones Onapo, C.A.

                                            By:   /s/ Steven P. Clancy
                                                  ---------------------
                                                  Name:    Steven P. Clancy
                                                  Title:   Director
Date:  July 2, 2001

                                   SCHEDULE A

The AES Corporation

The business address of each executive officer and director of The AES Corporation is c/o The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209.

(a) Executive Officers


Name                                     Principal Occupation                           Citizenship
----                                     --------------------                           -----------

Michael N. Armstrong                     Vice President                                 United States
                                         The AES Corporation

Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Dennis W. Bakke                          Chief Executive Office, President and          United States
                                         Director
                                         The AES Corporation

Shahazad S. Qasim                        Vice President                                 United States
                                         The AES Corporation

Dan Rothaupt                             Vice President                                 United States
                                         The AES Corporation

Robert Ruccius                           Vice President                                 United States
                                         The AES Corporation

Mark S. Fitzpatrick                      Executive Vice President                       United States
                                         The AES Corporation

Paul T. Hanrahan                         Senior Vice President                          United States
                                         The AES Corporation

Lenny M. Lee                             Vice President                                 United States
                                         The AES Corporation

Garry K. Levesley                        Vice President                                 United States
                                         The AES Corporation

William R. Luraschi                      Vice President, Secretary and                  United States
                                         General Counsel
                                         The AES Corporation

John Ruggirello                          Executive Vice President                       United States
                                         The AES Corporation

J. Stuart Ryan                           Executive Vice President                       United States
                                         The AES Corporation

Barry J. Sharp                           Executive Vice President                       United States
                                         and Chief Financial Officer
                                         The AES Corporation

Sarah Slusser                            Vice President                                 United States
                                         The AES Corporation

Paul D. Stinson                          Vice President                                 United States
                                         The AES Corporation

David Luis Travesso                      Vice President                                 United States
                                         The AES Corporation

Thomas A. Tribone                        Executive Vice President                       United States
                                         The AES Corporation

Kenneth R. Woodcock                      Senior Vice President                          United States
                                         The AES Corporation

Ann D. Murtlow                           Vice President                                 United States
                                         The AES Corporation

Roger F. Naill                           Senior Vice President                          United States
                                         The AES Corporation

(b) Directors

Alice F. Emerson                         Senior Advisor                                 United States
                                         The Andrew W. Mellon Foundation

Robert F. Hemphill, Jr.                  Managing Director                              United States
                                         Toucan Capital Corporation

Frank Jungers                            Director                                       United States
                                         The AES Corporation

Phil Lader                               Chairman of the Board                          United States
                                         WPP Group

John H. McArthur                         Senior Advisor to the President                United States
                                         World Bank Group

Hazel R. O'Leary                         Director                                       United States
                                         The AES Corporation

Roger W. Sant                            Chairman of the Board                          United States
                                         The AES Corporation

Thomas I. Unterberg                      Managing Director                              United States
                                         C.E. Unterberg, Towbin

Robert H. Waterman, Jr.                  Chief Executive Officer                        United States
                                         The Waterman Group, Inc.

Dennis W. Bakke                          Chief Executive Officer and President          United States
                                         The AES Corporation


AES Channon Holdings B.V.

The business address of each director of AES Channon Holdings B.V. is Drentestraat 24, 1083 HQ, Amsterdam, The Netherlands, except for Steve Clancy whose business address is c/o C.A. La Electricidad de Caracas, AV. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

(a) Executive Officers

 None

(b) Directors


Name                                     Principal Occupation                               Citizenship
----                                     --------------------                               -----------
Steve Clancy                             Chief Financial Officer                            United States
                                         C.A. La Electricidad de Caracas

Stefan Dijkers                           Team Leader at ELSTA                               The Netherlands

Edwald C.H. Segers                       Safety Co-ordinator at ELSTA                       The Netherlands

Corporacion EDC, C.A.

The business address of each executive officer and director of Corporacion EDC, C.A. whose principal occupation is with The AES Corporation is c/o The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209. The business address of each other executive officer and director of Corporacion EDC, C.A. is c/o Corporacion EDC, C.A., Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

(a) Executive Officers


Name                                     Principal Occupation                           Citizenship
----                                     --------------------                           -----------
Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Roger W. Sant                            Chairman of the Board                          United States
                                         The AES Corporation

Julian Nebreda                           Legal Counsel                                  Venezuela
                                         C.A. La Electricidad de Caracas

(b) Directors

Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Dennis W. Bakke                          Chief Executive Officer, President and         United States
                                         Director
                                         The AES Corporation

Paul T. Hanrahan                         Senior Vice President                          United States
                                         The AES Corporation

Cira Romero                              Member of the Board of the Caracas Chamber     Venezuela
                                         of Commerce

Michele Goguikian                        Executive President                            Spain
                                         Banco de Venezuela

J. Stuart Ryan                           Executive Vice President                       United States
                                         The AES Corporation

Roger W. Sant                            Chairman of the Board                          United States
                                         The AES Corporation

Gustavo Julio Vollmer                    President                                      Venezuela
                                         Corporacion Palmar, S.A.

Lorenzo Mendoza (1)                      Director of the Board of Directors and         Venezuela
                                         Executive Committee
                                         Empresas Polar

----------------------
(1) Owns 42,066 Class D Shares, which represent less than 0.1% of the outstanding Class D Shares (including Class D Shares represented by ADSs), and less than 0.1% of the total number of outstanding shares of capital stock of the Issuer.

Inversiones Inextel, C.A.

The business address of each executive officer and director of Inversiones Inextel, C.A. whose principal occupation is with The AES Corporation is c/o The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209. The business address of each other executive officer and director of Inversiones Inextel, C.A. is c/o Inversiones Inextel, C.A., Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

(a) Executive Officers


Name                                     Principal Occupation                           Citizenship
----                                     --------------------                           -----------
Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Julian Nebreda                           Legal Counsel                                  Venezuela
                                         C.A. La Electricidad de Caracas

(b) Directors

Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Steven Clancy                            Chief Financial Officer                        United States
                                         C.A. La Electricidad de Caracas

Julian Nebreda                           Legal Counsel                                  Venezuela
                                         C.A. La Electricidad de Caracas


Servicios EDC, C.A.

The business address of each executive officer and director of Servicios EDC, C.A. whose principal occupation is with The AES Corporation is c/o The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209. The business address of each other executive officer and director of Servicios EDC, C.A. is c/o Servicios EDC, C.A., Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

(a) Executive Officers


Name                                     Principal Occupation                           Citizenship
----                                     --------------------                           -----------
Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Julian Nebreda                           Legal Counsel                                  Venezuela
                                         C.A. La Electricidad de Caracas

(b) Directors

Richard A. Bulger                        Vice President                                 United States
                                         The AES Corporation

Paul T. Hanrahan                         Senior Vice President                          United States
                                         The AES Corporation

Andres Gluski (2)                        President                                      Venezuela
                                         Gener, S.A.





------------------------
(2)  Owns 7,587 Class C shares of the Issuer.

Inversiones Onapo, C.A.

The business address of each executive officer and director of Inversiones Onapo, C.A. is c/o Inversiones Onapo, C.A., Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela.

(a) Executive Officers


Name                                     Principal Occupation                           Citizenship
----                                     --------------------                           -----------
Steven Clancy                            Chief Financial Officer                        United States
                                         C.A. La Electricidad de Caracas

Julian Nebreda                           Legal Counsel                                  Venezuela
                                         C.A. La Electricidad de Caracas

(b) Directors

Steven Clancy                            Chief Financial Officer                        United States
                                         C.A. La Electricidad de Caracas

Andres Gluski (3)                        President                                      Venezuela
                                         Gener, S.A.

Manuel Perez Dubuc                       Treasury Manager                               Venezuela
                                         C.A. La Electricidad de Caracas




--------------------
(3)  See footnote (2) on preceding page.